SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         WHEREHOUSE ENTERTAINMENT, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    963281100
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                                 (CUSIP Number)
                                              with a copy to:
         Stephen Feinberg                     Robert G. Minion, Esq.
         450 Park Avenue                      Lowenstein Sandler PC
         28th Floor                           65 Livingston Avenue
         New York, New York  10022            Roseland, New Jersey  07068
         (212) 421-2600                       (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               September 29, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    963281100
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):
      (a)  Not
      (b) Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions): WC
________________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           United States

     Number of                                   7) Sole Voting Power:       *
     Shares Beneficially                         8) Shared Voting Power:     *
     Owned by
     Each Reporting                              9) Sole Dispositive Power:  *
     Person With:                               10) Shared Dispositive Power:*
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 7,099,282*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):                               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):            65.6%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN

________________________________________________________________________________
* Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"), owns 1,670,222 shares of Wherehouse Entertainment, Inc. (the "Company") common stock (the "Common Stock") and 4,959 warrants (the "Warrants") of the Company (each of which are exercisable for one share of the Common Stock). Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), owns 1,962,182 shares of the Common Stock and 32,280 Warrants. Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), owns 156,583 shares of the Common Stock and 7,291 Warrants. Various other private investment funds for which the reporting person possesses voting and investment authority over the securities of the Company (the "Funds") own in the aggregate 3,237,608 shares of the Common Stock and 28,157 Warrants. See Item 5 for further information.

Item 5.  Interest in Securities of the Issuer.

          Based upon information disclosed in the Company's Proxy Statement filed on September 25, 1998, there were issued and outstanding 10,744,829 shares of common stock of the Company as of September 18, 1998. As of September 29, 1998, Cerberus owned 1,670,222 shares of the Common Stock and 4,959 Warrants; International owned 1,962,182 shares of the Common Stock and 32,280 Warrants; Ultra owned 156,583 shares of the Common Stock and 7,291 Warrants and the Funds in the aggregate owned 3,237,608 shares of the Common Stock and 28,157 Warrants. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock (including the shares of Common Stock underlying the Warrants) owned by each of Cerberus, International, Ultra and the Funds. The only transactions by each of Cerberus, International, Ultra and the Funds in shares of the Common Stock and the Warrants since the filing by Stephen Feinberg of Amendment No. 1 to Schedule 13D on September 10, 1998, were the acquisitions on September 29, 1998 of (a) 33,000, 38,000, 3,290 and 62,000 shares of the
Common Stock by Cerberus, International, Ultra and the Funds, respectively, from an unrelated third party in a privately negotiated transaction at $14.00 per share, and (b) 1,431, 9,000, 2,000 and 7,000 Tranche C Warrants, by Cerberus, International, Ultra and the Funds, respectively, from an unrelated third party in a privately negotiated transaction at $3.00 per Warrant. Each Tranche C Warrant entitles its holder to purchase, at the holder's option, one share of Common Stock, at a per share purchase price of $11.00.


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            October 9, 1998

                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates, LLC, the general partner
                                            of Cerberus  Partners,  L.P., and as
                                            the  investment  manager for each of
                                            Cerberus International,  Ltd., Ultra
                                            Cerberus Fund, Ltd. and the Funds

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).